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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30461

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2006 (MM/DD/YY) AND ENDING MARCH 31,07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBN SECURITIES, INC.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL STREET, 30th FLOOR
(No. and Street)

NEW YORK, (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT & GUILFOYLE, CPAs 516-775-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
OCT 09 2007
THOMSON
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ISRAELOFF, TRATTNER & CO PC
(Name – *if individual, state last, first, middle name*)

1225 FRANKLIN AVENUE, (Address) GARDEN CITY, (City) NY (State) 11530 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DENNIS M. NASO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBN SECURITIES, INC., as of MARCH 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CFO & CEO

Title

Notary Public

SCOTT H. GOLDSTEIN
Notary Public, State of New York
No. 31-4849852
Qualified in New York County
Commission Expires April 28, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBN SECURITIES, INC.
(FORMERLY FLOOR BROKER NETWORK, INC.)

FINANCIAL STATEMENTS
AND
AUDITORS' REPORT

FOR THE YEAR ENDED MARCH 31, 2007

CONTENTS

	Page
AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Shareholders' Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	6
Notes to Financial Statements	7-10
SUPPLEMENTARY INFORMATION	
Computation of Net Capital	11
Computation of Basic Net Capital Requirement	11
Possession or Control Requirements Under Rule 15c3-3	12
Reconciliation Pursuant to Rule 17a-5(d)(4)	13
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	14-15



Israeloff, Trattner & Co. P.C.

CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS

1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

INDEPENDENT AUDITORS' REPORT

The Board of Directors of
FBN Securities, Inc.
(formerly Floor Broker Network, Inc.)

We have audited the accompanying statement of financial condition of FBN Securities, Inc. (Formerly Floor Broker Network, Inc.)(the Company), as of March 31, 2007, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FBN Securities, Inc. at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Israeloff, Trattner & Co., PC

Garden City, New York
May 29, 2007

FBN SECURITIES, INC.
(FORMERLY FLOOR BROKER NETWORK, INC.)

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED MARCH 31, 2007

ASSETS		
Cash and cash equivalents	$ 163,996	
Certificate of deposit	115,901	
Receivables from clearing organizations	21,657	
Receivables from customers	111,928	
Fixed assets - net of accumulated depreciation of $63,942	5,433	
Deferred income tax asset	60,913	
Prepaid income taxes	1,931	
TOTAL ASSETS		$ 481,758

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 270,257	
Loan payable - bank	98,247	
		$ 368,504
COMMITMENTS AND CONTINGENCIES		
Subordinated loan payable		70,000
TOTAL LIABILITIES		438,504
SHAREHOLDERS' EQUITY		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	6,000	
Paid-in-capital	167,794	
Accumulated deficit	(129,540)	
	44,254	
Less: Cost of 90 shares of common stock in treasury	(1,000)	
TOTAL SHAREHOLDERS' EQUITY		43,254
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 481,758

See Accompanying Notes To Financial Statements

FBN SECURITIES, INC.
(FORMERLY FLOOR BROKER NETWORK, INC.)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2007

Income		
Commissions		$ 3,740,228
Interest		9,686
Total income		3,749,914
Expenses		
Employee compensation, benefits and trading commissions	$ 1,782,368	
Seat leasing expense, floor brokerage, exchange and clearance fees	572,347	
Administrative and general	1,114,363	
Officer's salary	342,604	
Depreciation	3,976	
Total expenses		3,815,658
Loss before income taxes		(65,744)
Income tax credits		(2,059)
Net loss		$ (63,685)

See Accompanying Notes To Financial Statements

FBN SECURITIES, INC.
(FORMERLY FLOOR BROKER NETWORK, INC.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED MARCH 31, 2007

	Common Stock	Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance - April 1, 2006	$ 6,000	$ 167,794	$ (65,855)	$ (1,000)	$ 106,939
Net loss	-	-	(63,685)	-	(63,685)
Balance - March 31, 2007	$ 6,000	$ 167,794	$ (129,540)	$ (1,000)	$ 43,254

See Accompanying Notes To Financial Statements

FBN SECURITIES, INC.
(FORMERLY FLOOR BROKER NETWORK, INC.)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss		$ (63,685)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 3,976	
Deferred tax asset	(3,252)	
Changes in assets and liabilities:		
Certified of deposit	(44,882)	
Accounts receivable from clearing organization	11,142	
Accounts receivable from customers	27,632	
Prepaid income taxes	(1,931)	
Income taxes payable	(8,497)	
Accounts payable and accrued expenses	95,299	
Total adjustments		79,487
Net cash provided by operating activities		15,802
CASH FLOWS FROM INVESTING ACTIVITIES		
Payments for property and equipment		(2,397)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net proceeds from loan payable - bank	6,711	
Repayments of amounts due to affiliate	(19,113)	
Net cash used by financing activities		(12,402)
NET INCREASE IN CASH		1,003
CASH AND CASH EQUIVALENTS - BEGINNING		162,993
CASH AND CASH EQUIVALENTS - END		$ 163,996

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 19,983
Income taxes	$ 5,624

See Accompanying Notes To Financial Statements

FBN SECURITIES, INC.
(FORMERLY FLOOR BROKER NETWORK, INC.)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED MARCH 31, 2007

Liabilities subordinated to the claims of general creditors - April 1, 2006	$ 70,000
Increase in liabilities subordinated to the claims of general creditors	-
Liabilities subordinated to the claims of general creditors - March 31, 2007	$ 70,000

See Accompanying Notes To Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

LINE OF BUSINESS

FBN Securities, Inc. (the "Company") is a registered broker dealer engaged primarily in the execution of stock transactions for customers. Floor Broker Network, Inc. changed its name to FBN Securities, Inc. during the fiscal year ended March 31, 2007. The Company is a non-clearing broker and does not handle any customer funds or securities. The Company derives revenue mainly in the form of commissions from sale of stocks traded on various stock exchanges. The Company maintains offices in New York and California.

The Company is a subsidiary of Richard C. Naso Company, Inc., the "Parent", which owns 95% of common stock of the entity. Richard C. Naso Company, Inc. is 100% owned by an officer of the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates

CASH AND CASH EQUIVALENTS

The Company considers cash and all highly liquid instruments with original maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment is stated at cost. Major expenditures for property and those which substantially increase useful lives are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income. Depreciation is provided by both straight-line and accelerated methods over the estimated useful lives of the assets.

INCOME TAXES

The Company prepares its corporate tax returns on the cash basis; consequently, temporary differences arise due to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION

The Company records its revenues in the form of commissions using the trade date basis.

2. RECEIVABLES FROM CLEARING ORGANIZATIONS

The Company maintains brokerage accounts with clearing organizations through which all trading transactions are cleared. The receivable and all securities owned are with these same organizations. The Company is subject to credit risk if these organizations are unable to repay the receivable or return securities in their custody.

RECEIVABLES FROM CUSTOMERS

Accounts receivables have been adjusted for all known uncollectible accounts and are stated at the amount management expects to collect from outstanding balances. Based on management's evaluation of collectibility, an allowance for doubtful accounts is not required.

3. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	estimated useful life-years	
Furniture, fixtures and equipment	5-7	$ 53,958
Leasehold improvements	10	15,417
Less: Accumulated depreciation		63,942
Net property and equipment		$ 5,433

4. LOAN PAYABLE

The Company has a revolving line of credit that calls for principal and interest (at prime plus .75%) payments that vary from month to month depending on the outstanding balance.

Interest expense for the year ended March 31, 2007 was $8,184.

5. SUBORDINATED LOAN PAYABLE

On September 16, 2005, the Company borrowed $70,000 from the wife of an officer of the Company under a subordinated loan agreement. The loan had an original expiration date of September 16, 2006 but has been renewed an additional year with interest due monthly at the rate of 10% per annum. Interest expense for the fiscal year ended March 31, 2007 amounted to $7,000.

5. SUBORDINATED LOAN PAYABLE (CONTINUED)

In a letter dated September 16, 2005, the New York Stock Exchange confirmed that the subordinated loan is available in computing net capital under the SEC's Uniform Net Capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. COMMITMENTS AND CONTINGENCIES

Effective March 8, 2006, the Company began renting seats from the NYSE on a month-to-month basis. The seat lease expense for the year ended March 31, 2007 was $144,917.

The Company leases an office facility under a non-cancelable operating lease in New York expiring in 2009. In addition to base rent payments, the Company is liable for real estate taxes and certain operating expenses. Total rent expense for the year ended March 31, 2007 is $111,932. In addition, the Company rents office space in California on a month-to-month basis and is obligated under an operating lease for office equipment.

As of March 31, 2007, the future minimum lease payments under these non-cancelable leases are as follows:

Year Ended March 31,	
2008	118,893
2009	88,990

A letter of credit in the amount of $19,256 has been issued as rent security on the Company's New York office. The letter of credit expires and will automatically renew each year. The bank has required that the letter of credit be collateralized by a certificate of deposit.

7. INCOME TAXES

The deferred income tax assets consist of the following components as of March 31, 2007:

Deferred income tax assets related to:		
Use of the Cash Basis for income tax purposes	$	49,812
Federal wage tax credits		11,101
Net deferred income tax asset	$	60,913

The Company has recorded a deferred tax asset at March 31, 2007, for the expected future tax benefits listed above. The Company's net operating loss balances available at March 31, 2006 were fully utilized as of March 31, 2007 to offset taxable income. In addition, the Company utlized approximately $10,000 of its Federal wage tax credits as of March 31, 2007. The Company has not provided a valuation allowance against the balance of the wage tax credits as management believes that it is more likely than not that the benefit will be utilized based upon estimates of the Company's future taxable income.

Components of income taxes (credits) are as follows as of March 31, 2007:

Current income tax:		
Federal	$	-
State and local		1,193
	$	1,193
Deferred income tax		
Federal		(5,948)
State and local		2,696
		(3,252)
Income tax credits	$	(2,059)

8. MAJOR CUSTOMERS

As of March 31, 2007, 22% of total receivables were due from one customer.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum dollar net capital. At March 31, 2007, the Company had net capital of $25,431 which was $863 in excess of its required net capital of $24,568. The Company's ratio of aggregate indebtedness to net capital is 14.49 to 1.

FBN SECURITIES, INC
(FORMERLY FLOOR BROKER NETWORK, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2007

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Total ownership equity from the statement of financial condition	$	43,254
Non-allowable assets		(87,533)
Liabilities subordinated to claims of general creditors allowable in computation of net capital		70,000
Haircuts on securities		(290)
Net Capital	$	25,431

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	24,568
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	863
Excess net capital at 1000%	$	(11,420)
Ratio: Aggregate indebtedness to net capital		14.49 to 1

FBN SECURITIES, INC
(FORMERLY FLOOR BROKER NETWORK, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2007

POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k) (2) (B) of the Rule.

FBN SECURITIES, INC
(FORMERLY FLOOR BROKER NETWORK, INC.)

SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED MARCH 31, 2007

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Total ownership equity – April 1, 2006	$	106,939
Net loss for the year ended March 31, 2007		63,685
Total ownership equity – March 31, 2007		43,254
Less: Non-allowable assets		(87,533)
Haircuts		(290)
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital		70,000
Audited net capital		25,431
Net capital per Focus Report Part IIA		77,832
Difference	$	52,401
Net additional accrulas of income and expenses	$	52,401



Israeloff, Trattner & Co. P.C.
CERTIFIED PUBLIC ACCOUNTANTS · FINANCIAL CONSULTANTS
1225 Franklin Avenue, Garden City, NY 11530 (516) 240-3300 Fax (516) 240-3310 www.israeloff.com

Other Office
Empire State Building
350 Fifth Ave.
New York, NY

Board of Directors
FBN Securities, Inc. (Formerly Floor Broker Network, Inc.)

In planning and performing our audit of the financial statements and supplemental schedules of FBN Securities, Inc. (Formerly Floor Broker Network, Inc.) (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.
A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in control activities for safeguarding securities that we consider to be material weaknesses, as defined above, however, we believe that the following deficiency constitutes a material weakness:

During our audit fieldwork for the year ended March 31, 2007, we noted the Company's accounting staff did not properly accrue year-end revenues and expenses. These control deficiencies were classified as material weaknesses. A material weakness is a control deficiency that results in there being more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members of the Company, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Israeloff, Trattner & Co., PC

Garden City, New York
May 29, 2007

END